EXHIBIT 99.1

B2Gold Reports Q4 and Full Year 2022 Results; Achieved 2022 Total Gold Production and Consolidated Cost Guidance; Cash and Cash Equivalents Increased $102 Million in Q4 2022; Q1 2023 Dividend of US$0.04 per Share Declared

VANCOUVER, British Columbia, Feb. 22, 2023 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) announces its operational and financial results for the fourth quarter and full year 2022. The Company previously released its gold production and gold revenue results for the fourth quarter and full year 2022. All dollar figures are in United States dollars unless otherwise indicated.

2022 Fourth Quarter and Full Year Highlights

  Total gold production of 367,870 ounces in Q4 2022, a quarterly record: Total gold production in the fourth quarter of 2022 of 367,870 ounces, including 15,101 ounces of attributable production from Calibre Mining Corp. (“Calibre”), a quarterly production record for B2Gold.

  Total consolidated cash operating costs of $468 per gold ounce produced in Q4 2022: Total consolidated cash operating costs (see “Non-IFRS Measures”) (including estimated attributable results for Calibre) of $468 per gold ounce produced and consolidated cash operating costs from the Company’s three operating mines of $440 per gold ounce produced.

  Total consolidated all-in sustaining costs of $892 per gold ounce sold in Q4 2022: Total consolidated all-in sustaining costs (see “Non-IFRS Measures”) (including estimated attributable results for Calibre) of $892 per gold ounce sold and consolidated all-in sustaining costs from the Company’s three operating mines of $876 per gold ounce sold.

  Achieved full-year 2022 total gold production guidance: Based on the strong gold production in the fourth quarter of 2022, the Company achieved full year 2022 total gold production guidance. Total gold production in 2022 was 1,027,874 ounces (including 54,871 attributable ounces from Calibre), near the mid-point of the annual guidance range of between 990,000 and 1,050,000 ounces, the seventh consecutive year of meeting or exceeding annual production guidance.

  Met full-year 2022 total consolidated cost guidance: Full year 2022 total consolidated cash operating costs of $660 per gold ounce produced, at the top end of the annual guidance range of between $620 and $660 per gold ounce. Full year 2022 total consolidated all-in sustaining costs of $1,033 per gold ounce sold, near the mid-point of the annual guidance range of between $1,010 and $1,050 per gold ounce.

  Attributable net income of $0.15 per share in Q4 2022; Adjusted attributable net income of $0.11 per share in Q4 2022: Net income attributable to the shareholders of the Company of $158 million ($0.15 per share); adjusted net income (see “Non-IFRS Measures”) attributable to the shareholders of the Company of $121 million ($0.11 per share).

  Operating cash flow before working capital adjustments of $0.25 per share in Q4 2022: Cash flow provided by operating activities before working capital adjustments (see “Non-IFRS Measures”) was $270 million ($0.25 per share) in the fourth quarter of 2022.

  Robust financial position: At December 31, 2022, the Company had cash and cash equivalents of $652 million and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $802 million. Cash and cash equivalents increased by $102 million in the fourth quarter of 2022.

  Fekola Complex study underway to deliver low capital intensity production growth: Commencing an engineering study of stand-alone oxide processing facilities at the Anaconda area. The study will be based on processing at least 4 million tonnes per annum (“Mtpa”) of saprolite and transitional (oxide) resources, with an option to add fresh rock (sulphide) capabilities in the future. Results of this study are expected in the second quarter of 2023. Conceptual analysis indicates that the combined Fekola and Anaconda processing facilities could have the potential to produce more than 800,000 ounces of gold per year commencing as early as 2026.

  Continued investment in near-mine exploration in Mali: The Company is drilling to infill and extend the saprolite resource area and to follow up on the sulphide mineralization at the Anaconda area, including the Mamba and Adder zones, and several other targets below the saprolite mineralization. The good grade and width combinations at the Anaconda area continue to provide a strong indication of the potential for south plunging bodies of sulphide mineralization, which remain open down plunge.

  Subsequent to year-end 2022, announced the acquisition of Sabina Gold & Silver Corp. ("Sabina"): On February 13, 2023, the Company entered into a definitive agreement pursuant to which it had agreed to acquire all of the issued and outstanding common shares of Sabina (the “Transaction”). B2Gold recognizes that respect and collaboration with the Kitikmeot Inuit Association is central to the license to operate in the Back River Gold District and will continue to prioritize developing the project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area.

  Q1 2023 dividend of US$0.04 per share declared: On February 22, 2023, B2Gold's Board of Directors declared a cash dividend for the first quarter of 2023 of $0.04 per common share (or an expected $0.16 per share on an annualized basis), payable on March 17, 2023 to shareholders of record as of March 8, 2023.

Fourth Quarter and Full Year 2022 Results

	Three months ended		Year ended
	December 31		December 31
	2022	2021	2022	2021	2020

Gold revenue ($ in thousands)	592,468	526,113	1,732,590	1,762,264	1,788,928
Net income ($ in thousands)	176,468	153,140	286,723	460,825	672,413
Earnings per share – basic (1) ($/share)	0.15	0.13	0.24	0.40	0.60
Earnings per share – diluted (1) ($/share)	0.15	0.13	0.24	0.40	0.59
Cash provided by operating activities ($ in thousands)	270,491	266,292	595,798	724,113	950,645
Total assets ($ in thousands)	3,681,233	3,561,293	3,681,233	3,561,293	3,362,379
Non-current liabilities ($ in thousands)	335,828	369,097	335,828	369,097	415,696
Average realized gold price ($/ounce)	1,746	1,800	1,788	1,796	1,777
Adjusted net income(1)(2) ($ in thousands)	121,442	112,724	263,782	385,370	514,891
Adjusted earnings per share (1)(2) - basic ($)	0.11	0.11	0.25	0.37	0.49
Consolidated operations results:
Gold sold (ounces)	339,355	292,350	969,155	981,401	1,006,455
Gold produced (ounces)	352,769	288,849	973,003	987,595	995,258
Cash operating costs(2) ($/gold ounce sold)	470	406	646	503	405
Cash operating costs(2) ($/gold ounce produced)	440	460	637	511	406
Total cash costs(2) ($/gold ounce sold)	593	533	768	626	526
All-in sustaining costs(2) ($/gold ounce sold)	876	844	1,022	874	774
Operations results including equity investment in Calibre:
Gold sold (ounces)	354,496	308,395	1,024,272	1,041,381	1,051,716
Gold produced (ounces)	367,870	304,897	1,027,874	1,047,414	1,040,737
Cash operating costs(2) ($/gold ounce sold)	497	433	669	528	422
Cash operating costs(2) ($/gold ounce produced)	468	484	660	535	423
Total cash costs(2) ($/gold ounce sold)	618	556	788	648	540
All-in sustaining costs(2) ($/ounce gold sold)	892	860	1,033	888	788

(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Liquidity and Capital Resources

B2Gold continues to maintain a strong financial position and liquidity. At December 31, 2022, the Company had cash and cash equivalents of $652 million compared to cash and cash equivalents of $673 million at December 31, 2021. Working capital at December 31, 2022 was $802 million compared to $802 million at December 31, 2021. At December 31, 2022, the full amount of the Company's $600 million revolving credit facility was undrawn and available. The maximum available for drawdown under the facility remains at $600 million with an accordion feature, available on the receipt of additional binding commitments, for a further $200 million.

First Quarter 2023 Dividend

On February 22, 2023, B2Gold's Board of Directors declared a cash dividend for the first quarter of 2023 of $0.04 per common share (or an expected $0.16 per share on an annualized basis), payable on March 17, 2023 to shareholders of record as of March 8, 2023.

As part of the long-term strategy to maximize shareholder value, B2Gold expects to declare future quarterly dividends at the same level. This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with the B2Golds's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

Sabina Gold & Silver Corp. Acquisition

On February 13, 2023, the Company entered into a definitive agreement pursuant to which the parties agreed that B2Gold will acquire all of the issued and outstanding common shares of Sabina (the “Transaction”), subject to receipt of all necessary regulatory, Court and shareholder approvals. The Transaction will result in the Company acquiring Sabina's 100% owned Back River Gold District located in Nunavut, Canada. The Back River Gold District consists of five mineral claim blocks along an 80 kilometre belt. The most advanced project in the district, Goose, is fully permitted, construction ready, and has been de-risked with significant infrastructure currently in place. The Goose project has an estimated two-year construction period with first gold production expected in the first quarter of 2025. B2Gold looks forward to working with the Sabina technical team to move the project forward.

Operations

Fekola Mine - Mali

	Three months ended		Year ended
	December 31		December 31
	2022	2021	2022	2021

Gold revenue ($ in thousands)	415,121	312,123	1,067,482	1,024,425
Gold sold (ounces)	237,800	173,700	599,600	570,450
Average realized gold price ($/ ounce)	1,746	1,797	1,780	1,796
Tonnes of ore milled	2,469,924	2,412,690	9,376,096	9,143,022
Grade (grams/ tonne)	3.31	2.24	2.14	2.05
Recovery (%)	92.8	94.2	92.9	94.2
Gold production (ounces)	244,014	163,539	598,661	567,795
Cash operating costs(1) ($/ gold ounce sold)	358	314	545	439
Cash operating costs(1) ($/ gold ounce produced)	348	379	537	449
Total cash costs(1) ($/ gold ounce sold)	495	464	684	586
All-in sustaining costs(1) ($/ gold ounce sold)	708	749	867	765
Capital expenditures ($ in thousands)	48,843	56,559	117,622	110,637
Exploration ($ in thousands)	1,366	3,691	15,214	13,014

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) achieved another strong year in 2022, producing 598,661 ounces of gold, at the top end of the annual guidance range of 570,000 to 600,000 ounces. For the year ended December 31, 2022, mill feed grade was 2.14 grams per tonne ("g/t"); mill throughput was 9.38 million tonnes (an annual record); and gold recovery averaged 92.9%. In the fourth quarter of 2022, the Fekola Mine in Mali produced a quarterly record of 244,014 ounces of gold, largely due to processing of additional high grade ore from Fekola Phase 6 pit. Full production from Phase 6 was made possible during the fourth quarter of 2022 by improvements made to the pit dewatering system. During the fourth quarter of 2022, the Fekola processing facilities continued to outperform expectations with 2.47 million tonnes processed as a result of continued favorable ore fragmentation, availability of supplemental saprolite feed and continued optimization of the grinding circuit. Mill feed grade was higher in the fourth quarter of 2022 due to the increased volume of high grade ore processed from Fekola Phase 6 pit. Mined ore tonnage and grade continue to reconcile well with the Fekola resource model. For the fourth quarter of 2022, mill feed grade was 3.31 g/t, mill throughput was 2.47 million tonnes, and gold recovery averaged 92.8%.

For the year ended December 31, 2022, The Fekola Mine's cash operating costs (refer to “Non-IFRS Measures”) of $537 per ounce produced ($545 per gold ounce sold) were within the guidance range of $510 to $550 per ounce. For the year ended December 31, 2022, Fekola's cash operating costs reflected total mining, processing and site general costs generally in line with expectation. Total costs were largely in line with expectation in 2022. Fekola’s cash operating costs for the fourth quarter of 2022 were $348 per gold ounce produced ($358 per gold ounce sold).

All-in sustaining costs (refer to “Non-IFRS Measures”) for the Fekola Mine for the year ended December 31, 2022 were $867 per gold ounce sold, within the guidance range of between $840 and $880 per ounce. All-in sustaining costs for the Fekola Mine for the fourth quarter of 2022 were $708 per gold ounce sold.

Capital expenditures for the year ended December 31, 2022 totalled $118 million, primarily consisting of $40 million for mobile equipment purchases and rebuilds, $21 million for tailings storage facility expansion and equipment, $14 million for prestripping, and $19 million for the development of the Cardinal zone, including mobile equipment purchases. Capital expenditures in the fourth quarter of 2022 totalled $49 million and consisted of $22 million for mobile equipment purchases and rebuilds, $7 million for the development of Cardinal including mobile equipment purchases and $5 million for processing plant equipment.

The low-cost Fekola Complex in Mali is expected to produce between 580,000 and 610,000 ounces of gold in 2023 at cash operating costs of between $565 and $625 per ounce and all-in sustaining costs of between $1,085 and $1,145 per ounce. At the Fekola Mine, ore will continue to be mined from the Fekola and Cardinal pits and for Fekola Regional operations, initial saprolite production (to be processed in the Fekola Mill) is expected to commence from the Bantako permit starting in the third quarter of 2023. Saprolite production from the Bantako permit is expected to generate approximately 18,000 ounces of gold production in 2023 with Fekola Regional production levels continuing to ramp-up through 2024. The Fekola Mine is expected to process 9 million tonnes of ore during 2023 at an average grade of 2.20 g/t with a process gold recovery of 93.4%. The expected increase in Fekola's all-in sustaining costs for 2023 reflects, predominantly, higher sustaining capital expenditures.

Capital expenditures in 2023 at Fekola are expected to total approximately $352 million, of which approximately $214 million is classified as sustaining capital expenditures and $138 million is classified as non-sustaining capital expenditures. Sustaining capital expenditures are anticipated to include, amongst other items, $101 million for capitalized stripping, $51 million for new and replacement Fekola mining equipment, including capitalized rebuilds, and $35 million to commence construction of a new tailings storage facility. Non-sustaining capital expenditures are anticipated to include $63 million to develop and equip Fekola Regional's Anaconda Area (Menankoto and Bantako permits) and Dandoko project, $54 million for underground mine development (Fekola Mine underground ore production anticipated to commence in the second half of 2025) and $16 million for haul road construction to Fekola Regional's Anaconda Area and Dandoko project.

Masbate Mine – The Philippines

	Three months ended		Year ended
	December 31		December 31
	2022	2021	2022	2021

Gold revenue ($ in thousands)	94,010	73,252	384,714	398,879
Gold sold (ounces)	53,865	40,650	214,015	222,291
Average realized gold price ($/ ounce)	1,745	1,802	1,798	1,794
Tonnes of ore milled	2,043,931	1,948,003	7,929,094	7,600,094
Grade (grams/ tonne)	1.08	0.95	1.11	1.11
Recovery (%)	68.3	78.5	74.9	81.6
Gold production (ounces)	48,687	46,629	212,728	222,227
Cash operating costs(1) ($/ gold ounce sold)	877	939	830	660
Cash operating costs(1) ($/ gold ounce produced)	872	952	817	682
Total cash costs(1) ($/ gold ounce sold)	984	1,070	937	766
All-in sustaining costs(1) ($/ gold ounce sold)	1,187	1,331	1,104	914
Capital expenditures ($ in thousands)	9,620	10,378	39,528	30,743
Exploration ($ in thousands)	1,648	1,142	4,759	5,013

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued its strong operational performance for 2022, producing 212,728 ounces of gold, slightly below the revised guidance range of 215,000 to 225,000 ounces (but at the upper end of the original guidance range of 205,000 to 215,000 ounces). Lower gold recoveries for 2022 as compared to 2021 were primarily due to processing more sulphide and transitional ore in 2022, which has lower gold recovery as compared to ore processed in 2021 containing a higher percentage of oxide feed. Masbate's mill throughput was higher than anticipated in 2022 due to improved ore fragmentation, optimization of mill operations and improved blending of mill feed. Mined ore tonnage and grade continue to reconcile well with the Masbate resource model. For the year ended December 31, 2022, mill feed grade was 1.11 g/t, mill throughput was 7.93 million tonnes, and gold recovery averaged 74.9%. In the fourth quarter of 2022, Masbate produced 48,687 ounces of gold. Lower gold recoveries during the quarter were offset by slightly higher than anticipated gold mill feed grades and mill throughput. Fourth quarter 2022 mill feed grade was 1.08 g/t, mill throughput was 2.04 million tonnes, and gold recovery averaged 68.3%.

The Masbate Mine’s cash operating costs (refer to “Non-IFRS Measures”) of $817 per ounce produced for the year ended December 31, 2022 ($830 per gold ounce sold) were slightly below the revised guidance range of between $820 to $860 per ounce (but above the original guidance range of $740 to $780 per ounce). The Masbate Mine's cash operating costs for the fourth quarter of 2022 were $872 per gold ounce produced ($877 per gold ounce sold).

All-in sustaining costs (refer to “Non-IFRS Measures”) for the Masbate Mine were $1,104 per gold ounce sold for the year ended December 31, 2022, at the upper end of its guidance range of between $1,070 and $1,110 per ounce. All-in sustaining costs for the year ended December 31, 2022 were at the upper end of the Masbate Mine's guidance range as a result of the higher cash operating costs, partially offset by realized gains on fuel derivatives. All-in sustaining costs for the Masbate Mine for the fourth quarter of 2022 were $1,187 per gold ounce sold.

Capital expenditures totalled $40 million in 2022, including mobile equipment rebuilds and purchases of $19 million, $8 million for an additional powerhouse generator and $4 million for tailings storage facility projects. Capital expenditures for the fourth quarter of 2022 totalled $10 million consisting primarily of mobile equipment rebuilds and purchases of $4 million, $3 million for an additional powerhouse generator and $1 million for tailings storage facility projects.

The Masbate Mine in the Philippines is expected to produce between 170,000 and 190,000 ounces of gold in 2023 at cash operating costs of between $985 and $1,045 per ounce and all-in sustaining costs of between $1,370 and $1,430 per ounce. For 2023, Masbate is expected to process 7.8 million tonnes of ore at an average grade of 0.96 g/t with a process gold recovery of 74.5%. Gold production is scheduled to be relatively consistent throughout 2023. Mill feed will be a blend of mined fresh ore sourced from the Main Vein Pit and low-grade ore stockpiles. The anticipated increase in Masbate's all-in sustaining costs for 2023 reflects, predominantly, higher sustaining capital expenditures.

Capital expenditures for 2023 at Masbate are expected to total $44 million, of which approximately $38 million is classified as sustaining capital expenditures and $6 million is classified as non-sustaining expenditures. Sustaining capital expenditures are anticipated to include $9 million for deferred stripping, $18 million for mining equipment replacement and rebuilds and $4 million for tailing storage facility development and equipment. Non-sustaining capital expenditures are anticipated to include $5 million for land acquisition and development.

Otjikoto Mine - Namibia

	Three months ended		Year ended
	December 31		December 31
	2022	2021	2022	2021

Gold revenue ($ in thousands)	83,337	140,738	280,394	338,960
Gold sold (ounces)	47,690	78,000	155,540	188,660
Average realized gold price ($/ ounce)	1,747	1,804	1,803	1,797
Tonnes of ore milled	839,599	885,232	3,412,960	3,541,599
Grade (grams/ tonne)	2.25	2.79	1.50	1.76
Recovery (%)	98.8	99.1	98.5	98.6
Gold production (ounces)	60,068	78,681	161,614	197,573
Cash operating costs(1) ($/ gold ounce sold)	572	334	786	511
Cash operating costs(1) ($/ gold ounce produced)	465	338	769	493
Total cash costs(1) ($/ gold ounce sold)	642	407	858	583
All-in sustaining costs(1) ($/ gold ounce sold)	965	583	1,161	908
Capital expenditures ($ in thousands)	19,521	21,599	79,096	80,936
Exploration ($ in thousands)	1,201	1,578	3,476	4,424

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia (owned 90% by the Company and 10% by EVI Mining, a Namibian empowerment company) had a strong finish to 2022 and produced 161,614 ounces of gold, slightly below the revised guidance range of 165,000 to 175,000 ounces (original guidance range was 175,000 to 185,000 ounces), mainly due to delays in bringing the Wolfshag underground mine into production. Project delays were due to issues achieving development rates in prior periods, which were addressed through the appointment of a new underground development contractor in April 2022. Development rates in the Wolfshag underground mine have improved and are in line with expectations, with access to initial development ore achieved in the third quarter of 2022 and stope ore production having commenced in the fourth quarter of 2022. To start 2023, Wolfshag underground ore production rates are at expected levels, open pit high grade ore stockpile balances are above budgeted volumes and mined ore tonnage and grade continue to reconcile well with Otjikoto’s resource model. The initial underground Mineral Reserve estimate for the down-plunge extension of the Wolfshag deposit includes 210,000 ounces of gold in 1.2 million tonnes of ore at 5.57 g/t gold. For the year ended December 31, 2022, mill feed grade was 1.50 g/t, mill throughput was 3.41 million tonnes, and gold recovery averaged 98.5%. In the fourth quarter of 2022, the Otjikoto Mine produced 60,068 ounces of gold. The fourth quarter of 2022 included a monthly production record of 30,493 ounces of gold in December 2022. For the fourth quarter of 2022, mill feed grade was 2.25 g/t, mill throughput was 0.84 million tonnes, and gold recovery averaged 98.8%.

The Otjikoto Mine's cash operating costs (refer to “Non-IFRS Measures”) for the year ended December 31, 2022 were $769 per gold ounce produced ($786 per gold ounce sold), within its guidance range of between $740 to $780 per ounce. Cash operating costs per ounce for the year ended December 31, 2022 were in line with expectations as a result of lower underground mining costs due to the delays in accessing the Wolfshag underground and a weaker than budgeted Namibian dollar partially offset by lower than anticipated production and higher than anticipated fuel and reagent costs. For the fourth quarter of 2022, the Otjikoto Mine's cash operating costs were $465 per gold ounce produced ($572 per ounce gold sold).

All-in sustaining costs (refer to “Non-IFRS Measures”) for the Otjikoto Mine for the year ended December 31, 2022 were $1,161 per gold ounce sold, at the high end of its guidance range of between $1,120 and $1,160 per ounce. All-in sustaining costs for the year ended December 31, 2022 were at the high end of its guidance range as a result of lower than anticipated gold ounces sold and higher than expected lease expenditures partially offset by lower than expected sustaining capital expenditures and higher than expected realized gains on fuel derivatives. All-in sustaining costs for the Otjikoto Mine for the fourth quarter of 2022 were $965 per gold ounce sold.

Capital expenditures totalled $79 million in 2022, primarily consisting of $35 million for Wolfshag underground development, $27 million for prestripping for the Otjikoto pit, $12 million in mobile equipment rebuilds and purchases and $5 million for the national power grid connection line. Capital expenditures for the fourth quarter of 2022 totalled $20 million primarily consisting of $8 million for prestripping for the Otjikoto pit, $7 million for Wolfshag underground development and $3 million in mobile equipment rebuilds and purchases.

The Otjikoto Mine in Namibia is expected to produce between 190,000 and 210,000 ounces of gold in 2023 at cash operating costs of between $590 and $650 per ounce and all-in sustaining costs of between $1,080 and $1,140 per ounce. For 2023, Otjikoto is expected to process a total of 3.4 million tonnes of ore at an average grade of 1.87 g/t with a process gold recovery of 98.0%. In the first half of 2023, processed ore will be sourced from the Otjikoto pit and the Wolfshag underground mine, supplemented by existing medium and high grade ore stockpiles. Otjikoto's gold production is expected to be weighted approximately 60% to the second half of 2023 due to the timing of high grade ore mining from the Otjikoto pit and increased ore volumes from the Wolfshag underground mine. The anticipated decrease in Otjikoto's all-in sustaining costs for 2023 reflects the benefits of processing higher grade ore from the Otjikoto pit and the Wolfshag underground mine in the second half of 2023.

Capital expenditures in 2023 at Otjikoto are expected to total $77 million, of which approximately $74 million is classified as sustaining capital expenditures and $3 million is classified as non-sustaining capital expenditures. Sustaining capital expenditures are anticipated to include $71 million for capitalized stripping and capitalized development and $3 million for mobile equipment rebuilds.

Fekola Complex Development and Exploration

Development

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola open pit and Cardinal zones) and Fekola Regional (Anaconda Area (Bantako and Menankoto permits), Bakolobi and Dandoko permits).

Based on the updated Anaconda Area Mineral Resource estimate and B2Gold's preliminary planning, the Company has demonstrated that the Anaconda Area (Bantako and Menankoto permit areas) could provide selective higher grade saprolite material (average grade of 2.2 g/t gold) to be trucked approximately 20 kilometres and fed into the Fekola mill at a rate of up to 1.5 Mtpa. Trucking of selective higher grade saprolite material from the Anaconda Area to the Fekola mill will increase the ore processed and has the potential to generate approximately 80,000 to 100,000 ounces of initial gold production per year from Fekola Regional annual production (Fekola Regional Phase I). Initial saprolite production is expected to commence from the Bantako permit in the third quarter of 2023 and is expected to contribute approximately 18,000 ounces of gold in 2023 with Fekola Regional production levels continuing to ramp-up through 2024.

In 2022, the Company invested $26 million for the development of Fekola Regional (Anaconda Area) saprolite mining including road construction, mine infrastructure, and mining equipment. The construction mobile equipment fleet is now in operation, and the Company broke ground on roads and mining infrastructure construction in the fourth quarter of 2022. Engineering and procurement of the mine workshop and mobile equipment is on schedule to support saprolite production from the Bantako permit area as early as the third quarter of 2023. Production from Bantako is contingent upon receipt of all necessary permits. The Company continues to focus on optimizing long-term Fekola Complex project value from all of the various oxide and sulphide material sources including Fekola Pit, Fekola Underground, Cardinal, and the Bantako, Menankoto, Dandoko and Bakolobi permits.

Preliminary results of a Fekola Complex optimization study, coupled with 2022 exploration drilling results, indicate that there is a significant opportunity to increase gold production and resource utilization with the addition of oxide processing capacity. The Company has therefore commenced a study of a Fekola Regional stand-alone mill and oxide processing facilities (expected to be located on the Anaconda Area). Construction of a stand-alone oxide mill will be Phase II of the Fekola Regional Development Plan. The engineering study will be based on processing at least 4 Mtpa of saprolite and transitional (oxide) resources, with an option to add fresh rock (sulphide) capabilities in the future. Results of this study are expected in the second quarter of 2023. Conceptual analysis indicates that the combined Fekola and Fekola Regional processing facilities could have the potential to produce more than 800,000 ounces of gold per year from the Fekola Complex commencing as early as 2026, subject to delineation of additional mineral resources and development, completion of feasibility studies, and the receipt of all necessary regulatory approvals and permits.

Following the Company's recently announced agreement to acquire Sabina, which remains subject to obtaining regulatory, Court and shareholder approvals, the Company expects that a construction timeline for a Fekola Regional stand-alone oxide mill will be scheduled to allow for completion of the Goose Project in the first quarter of 2025. Further expansion of the Mamba and Cobra sulphide zones has the potential to increase Fekola Regional production and sustain the Fekola Complex potential production profile over the longer term. Drilling is currently ongoing at the Mamba and Cobra oxide and sulphide zones.

Exploration

B2Gold executed another year of aggressive exploration in 2022 incurring $66 million (including $2 million of target generation costs included in other operating expenses in the Consolidated Statement of Operations) compared to a revised budget of approximately $75 million (original budget of $65 million). Exploration in 2022 was focused predominantly in Mali, other operating mine sites in Namibia and the Philippines, as well as continued focus on grassroots targets around the world.

B2Gold is planning another year of extensive exploration in 2023 with a budget of approximately $64 million. A significant focus will be in proximity to our operating mines in Mali, Namibia and the Philippines. Ongoing exploration will continue to advance our early stage projects in Finland and Cote d’Ivoire. Target generation and pursuing new opportunities in prospective gold regions in Africa, South America, the Philippines, Central Asia and Canada continue. This generative initiative could include equity placements and new joint ventures with junior companies, similar to B2Gold's 2022 investment in Matador Mining Ltd. and its Cape Ray Gold project in Newfoundland.

Outlook

B2Gold expects to continue its strong operational performance in 2023 with total gold production forecast to be between 1,000,000 and 1,080,000 ounces (including 60,000 to 70,000 attributable ounces from Calibre). The Company's total consolidated cash operating costs for the year (including estimated attributable results for Calibre) are forecast to be between $670 and $730 per ounce and total consolidated all-in sustaining (including estimated attributable results for Calibre) are forecast to be between $1,195 and $1,255 per ounce.

Due to the Company's strong net positive cash position and available liquidity, strong operating results and cash flows and the current higher gold price environment, B2Gold’s quarterly dividend rate is expected to be maintained at $0.04 per common share (or an annualized rate of $0.16 per common share), which represents one of the highest dividend yields in the gold sector.

After a very successful year for exploration in 2022, B2Gold is conducting an aggressive exploration campaign in 2023 with a budget of approximately $64 million with the vast majority allocated to growth exploration expenditures to support the next phase of organic growth across the portfolio.

The announcement of the agreement to acquire Sabina and the Goose Project, which remains subject to regulatory, Court, and shareholder approvals, will add a high grade, fully permitted, construction ready gold project in Nunavut, Canada to Company's portfolio and enhance its operational and geographic diversification by combining B2Gold’s stable production base with a high grade, advanced development asset in a Tier-1 mining jurisdiction. The Goose Project has an estimated two year construction period with first gold production expected in the first quarter of 2025. In addition, B2Gold will acquire access to significant untapped exploration potential across an 80 km belt.

The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of remaining development and exploration projects, evaluate new exploration, development and production opportunities and continue to pay an industry leading dividend yield.

Fourth Quarter and Full Year 2022 Financial Results - Conference Call Details

B2Gold executives will host a conference call to discuss the results on Thursday, February 23, 2023, at 10:00 am PDT/1:00 pm EST. You may access the call by registering at the participant conference link by clicking here prior to the scheduled start time. Once you have registered, you will be sent an email with a unique PIN which will connect you to the call at +1 (431) 341-4089 / +1 (855) 513-1368 (Canada) or toll free at +1 (844) 543-0451. You may also listen to the call via webcast by clicking here.

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Brian Scott, P. Geo., Vice President, Geology & Technical Services, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration and mineral resource matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates. In respect of Calibre’s operations, production is presented on a 100% basis for the period up until October 14, 2019 and on a 25% basis to December 31, 2022 (to reflect B2Gold's approximate interest in Calibre during the period).

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance for 2023; projected gold production, cash operating costs and all-in sustaining costs on a consolidated and mine by mine basis in 2023;total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023, with cash operating costs of between $670 and $730 per ounce and all-in sustaining costs of between $1,195 and $1,255 per ounce; B2Gold’s continued prioritization of developing the Goose project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the potential for Fekola Regional (Anaconda area) to provide saprolite material to feed the Fekola mill starting in the third quarter of 2023; the timing and results of a study for the Fekola Regional (Anaconda area) to review the project economics of a stand-alone oxide mill; the potential for the Fekola complex to produce 800,000 ounces of gold per year starting in 2026; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; and B2Gold's attributable share of Calibre’s operations. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC, and resource and reserve information contained or referenced in this MD&A may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended Dec. 31, 2022	For the three months ended Dec. 31, 2021	For the twelve months ended Dec. 31, 2022	For the twelve months ended Dec. 31, 2021

Gold revenue	$592,468	$526,113	$1,732,590	$1,762,264

Cost of sales
Production costs	(159,559)	(118,694)	(626,526)	(493,389)
Depreciation and depletion	(130,508)	(122,588)	(383,852)	(378,892)
Royalties and production taxes	(41,733)	(37,080)	(117,968)	(121,431)
Total cost of sales	(331,800)	(278,362)	(1,128,346)	(993,712)

Gross profit	260,668	247,751	604,244	768,552

General and administrative	(20,718)	(19,159)	(54,479)	(50,185)
Share-based payments	(6,590)	(6,736)	(24,843)	(22,571)
Write-down of mineral property interests	(5,281)	(15)	(12,366)	(1,055)
Net gains (losses) on sale of mineral properties	—	22,463	(2,804)	22,463
(Impairment) reversal of impairment of long-lived assets	—	(5,905)	909	(5,905)
Community relations	(793)	(903)	(2,738)	(3,072)
Foreign exchange gains (losses)	6,385	(2,137)	(10,054)	(5,895)
Share of net income of associates	1,192	4,345	10,183	17,543
Other expense	(2,909)	(2,310)	(5,655)	(6,282)
Operating income	231,954	237,394	502,397	713,593

Interest and financing expense	(2,859)	(2,741)	(10,842)	(11,798)
Interest income	4,168	1,241	11,964	2,985
Gains on derivative instruments	672	1,349	18,969	24,373
Other income (expense)	1,616	(2,381)	8,129	(2,926)
Income from operations before taxes	235,551	234,862	530,617	726,227

Current income tax, withholding and other taxes	(107,496)	(96,049)	(247,811)	(270,669)
Deferred income tax recovery	48,413	14,327	3,917	5,267
Net income for the period	$176,468	$153,140	$286,723	$460,825

Attributable to:
Shareholders of the Company	$157,756	$136,943	$252,873	$420,065
Non-controlling interests	18,712	16,197	33,850	40,760
Net income for the period	$176,468	$153,140	$286,723	$460,825

Earnings per share (attributable to shareholders of the Company)
Basic	$0.15	$0.13	$0.24	$0.40
Diluted	$0.15	$0.13	$0.24	$0.40

Weighted average number of common shares outstanding (in thousands)
Basic	1,074,448	1,055,833	1,064,259	1,053,809
Diluted	1,080,704	1,062,139	1,071,004	1,061,542

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Dec. 31, 2022	For the three months ended Dec. 31, 2021	For the twelve months ended Dec. 31, 2022	For the twelve months ended Dec. 31, 2021
Operating activities
Net income for the period	$176,468	$153,140	$286,723	$460,825
Mine restoration provisions settled	(793)	(343)	(793)	(343)
Non-cash charges, net	94,244	104,252	425,944	369,556
Changes in non-cash working capital	39,229	8,492	(48,604)	(104,615)
Changes in long-term value added tax receivables	(38,657)	751	(67,472)	(1,310)
Cash provided by operating activities	270,491	266,292	595,798	724,113

Financing activities
Revolving credit facility transaction costs	—	(3,368)	(2,401)	(3,368)
Repayment of equipment loan facilities	(7,428)	(6,991)	(19,802)	(28,797)
Interest and commitment fees paid	(1,407)	(532)	(4,456)	(6,232)
Cash proceeds from stock option exercises	1,310	2,658	14,276	6,435
Dividends paid	(42,940)	(42,221)	(170,635)	(168,372)
Principal payments on lease arrangements	(1,217)	(1,265)	(6,616)	(3,889)
Distributions to non-controlling interests	(2,503)	(3,776)	(30,331)	(36,187)
Participating funding from non-controlling interest	740	—	2,463	—
Loan repayments from non-controlling interest	—	5,312	663	5,312
Changes in restricted cash accounts	5,422	78	5,554	870
Cash used by financing activities	(48,023)	(50,105)	(211,285)	(234,228)

Investing activities
Expenditures on mining interests:
Fekola Mine	(48,843)	(56,559)	(117,622)	(110,637)
Masbate Mine	(9,620)	(10,378)	(39,528)	(30,743)
Otjikoto Mine	(19,521)	(21,599)	(79,096)	(80,936)
Fekola Regional Property, pre-development	(14,226)	—	(26,309)	—
Gramalote Project	(3,077)	(7,218)	(15,887)	(23,887)
Other exploration and development	(18,124)	(16,748)	(63,629)	(56,116)
Cash paid for acquisition of mineral property	—	—	(48,258)	—
Deferred consideration received	—	—	45,000	—
Cash paid for acquisition of Oklo Resources Limited	—	—	(21,130)	—
Cash acquired on acquisition of Oklo Resources Limited	—	—	1,415	—
Loan to associate	—	—	(5,000)	—
Cash paid on exercise of mineral property option	—	—	(7,737)	—
Funding of reclamation accounts	(1,694)	(3,439)	(6,746)	(8,009)
Cash proceeds from sale of mineral properties, net of transaction costs	—	31,684	—	31,684
Cash paid for purchase of non-controlling interest	(3,336)	—	(3,336)	—
Purchase of common shares of associate	—	—	—	(5,945)
Other	(2,187)	(236)	(919)	(1,688)
Cash used by investing activities	(120,628)	(84,493)	(388,782)	(286,277)

Increase (decrease) in cash and cash equivalents	101,840	131,694	(4,269)	203,608

Effect of exchange rate changes on cash and cash equivalents	650	(5,202)	(16,784)	(10,294)
Cash and cash equivalents, beginning of period	549,456	546,507	672,999	479,685
Cash and cash equivalents, end of period	$651,946	$672,999	$651,946	$672,999

B2GOLD CORP.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

	As at December 31, 2022	As at December 31, 2021
Assets
Current
Cash and cash equivalents	$651,946	$672,999
Accounts receivable, prepaids and other	28,811	32,112
Deferred consideration receivable	3,850	41,559
Value-added and other tax receivables	18,533	14,393
Inventories	332,031	272,354
Assets classified as held for sale	—	12,700
	1,035,171	1,046,117

Long-term investments	31,865	32,118
Value-added tax receivables	121,323	63,165
Mining interests
Owned by subsidiaries and joint operations	2,274,730	2,231,831
Investments in associates	120,049	104,236
Other assets	98,095	82,371
Deferred income taxes	—	1,455
	$3,681,233	$3,561,293
Liabilities
Current
Accounts payable and accrued liabilities	$114,791	$111,716
Current income and other taxes payable	95,623	92,275
Current portion of long-term debt	15,519	25,408
Current portion of mine restoration provisions	5,545	734
Other current liabilities	2,138	1,056
	233,616	231,189

Long-term debt	41,709	49,726
Mine restoration provisions	95,568	116,547
Deferred income taxes	182,515	187,887
Employee benefits obligation	8,121	7,115
Other long-term liabilities	7,915	7,822
	569,444	600,286
Equity
Shareholders’ equity
Share capital	2,487,624	2,422,184
Contributed surplus	78,232	67,028
Accumulated other comprehensive loss	(145,869)	(136,299)
Retained earnings	588,139	507,381
	3,008,126	2,860,294
Non-controlling interests	103,663	100,713
	3,111,789	2,961,007
	$3,681,233	$3,561,293

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry De Geer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com